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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)(1)

                          World Acceptance Corporation
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    981419104
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                                 (CUSIP Number)

                  BRADLEY A. BROWN, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3532
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 17, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

----------------------------                        ----------------------------
    CUSIP No. 981419104           SCHEDULE 13D            Page 2 of 6 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James Thomas Martin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   2,650,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  -0-
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,880,100
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                               James Thomas Martin

                                 Amendment No. 6


Item 1.     Security and Issuer
            -------------------

            This Amendment No. 6 relates to the common stock, no par value per share (the "Common Stock"), of World Acceptance Corporation, 108 Frederick Street, Greenville, South Carolina 29607 (the "Issuer").


Item 2.       Identity and Background
              -----------------------

         (A)      James T. Martin

         (B)      Tuppeny House
                  Tuckerstown, Bermuda

         (C) James T. Martin is a consultant in various capacities for numerous organizations.

         (D)      During  the past  five  years,  James T.  Martin  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) During the past five years, James T. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future vio lations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      James T.  Martin is a citizen  of  Bermuda  (subject  of Great
                  Britain).



Item 3.     Source and Amount of Funds and Other Consideration
            --------------------------------------------------

            The total amount of the funds used in making the purchases was $1,187,558. The source of the funds used in making the purchases was personal funds.


Item 4.     Purpose of Transaction
            ----------------------

            James Thomas Martin has purchased shares of Common Stock for investment purposes.

            There are no plans or proposals which James Thomas Martin may have that relate to or would result in:

            (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

            (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;


            (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (E)     Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

            (F) Any other material change in the Issuer's business or corporate structure;

            (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (J) Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (A)     The  aggregate   number  and   percentage  of  Common  Stock
                    beneficially owned by James Thomas Martin are 2,880,100 shares and 15.1%, respectively.

            (B) James Thomas Martin has the sole power to vote or to direct the vote of the shares identified pursuant to Item 5(a). Juniper Trading Services, Inc. does not have any power to dispose or to direct the disposition of all the shares identi- fied pursuant to Item 5(a).

            (C) Purchases of the securities identified pursuant to Item 5(a) during the 60 days prior to the date of the event that requires the filing of this Amendment No. 6 were as follows:

       Beneficial        Trans.      Number of       Price Per        Where/How
         Owner            Date         Shares        Share ($)        Effected
         -----            ----         ------        ---------        --------

        Martin           7/10/00       10,000          5.25          Open Market
        Martin           7/11/00       10,000          5.18          Open Market
        Martin           7/12/00       10,000          5.12          Open Market
        Martin           7/13/00       10,000          5.12          Open Market
        Martin           7/14/00       10,000          5.12          Open Market
        Martin           7/18/00       10,000          5.15          Open Market
        Martin           7/19/00       10,000          5.12          Open Market
        Martin           7/20/00       10,000          5.06          Open Market
        Martin           7/21/00       10,000          5.06          Open Market

        Martin           7/24/00       10,000          5.06          Open Market
        Martin           7/25/00       10,000          5.06          Open Market
        Martin           7/27/00       10,000          5.00          Open Market
        Martin           7/28/00       10,000          5.12          Open Market
        Martin           7/31/00       10,000          5.12          Open Market
        Martin           8/01/00       10,000          5.12          Open Market
        Martin           8/02/00       10,000          5.12          Open Market
        Martin           8/04/00       10,000          5.12          Open Market
        Martin           8/07/00       10,000          5.18          Open Market
        Martin           8/08/00       10,000          5.25          Open Market
        Martin           8/10/00       10,000          5.25          Open Market
        Martin           8/11/00       10,000          5.25          Open Market
        Martin           8/15/00       10,000          5.25          Open Market
        Martin           8/16/00       10,000          5.25          Open Market
        Martin           8/17/00       10,000          5.15          Open Market

            (D)     Not applicable.

            (E)     Not applicable.



Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            --------------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

            None.


Item 7.     Material to be Filed as Exhibits
            --------------------------------

            None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                             James T. Martin




Date:    7/7/00                              /s/ James T. Martin
                                             -----------------------------------
                                             JAMES T. MARTIN



Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).